TCG BDC, Inc. TCG BDC II, Inc. Carlyle Secured Lending III One Vanderbilt Avenue, Suite 3400 New York, New York 10017	Joshua Lefkowitz Secretary 212 813-4900

December 13, 2021
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to the Period Covering April 12, 2021 through April 12, 2022 for TCG BDC, Inc. (814-00995), TCG BDC II, Inc. (814-01248), and Carlyle Secured Lending III (814-01410)

Dear Sir or Madam:
Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to TCG BDC, Inc. (“TCG BDC”), TCG BDC II, Inc. (“TCG BDC II”), and Carlyle Secured Lending III (“CSL III”) (each, a “Company” and collectively, the “Companies”). Please note for the Securities and Exchange Commission’s records, the following:

a.	A copy of the Companies’ executed Joint Fidelity Bond enclosed under Exhibit 1;

b.
A copy of the resolutions from the May 3, 2021 joint meeting of the TCG BDC and TCG BDC II Boards of Directors, at which a majority of directors not considered “interested persons” of the Companies within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Joint Fidelity Bond, is enclosed under Exhibit 2;

c.
A copy of the resolution from the June 21, 2021 meeting of the CSL III Board of Trustees, at which a majority of the trustees not considered “interested persons” of the Company within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Joint Fidelity Bond, is enclosed under Exhibit 3;

d.	If the Companies were not participants in the Joint Fidelity Bond, they would have each maintained a single insured bond which would not have exceeded $2,500,000;

e.	The Joint Fidelity Bond covers the period from April 12, 2021 through April 12, 2022;

f.	The premiums have been paid for the period from April 12, 2021 through April 12, 2022; and

g.	A copy of the agreement among the Companies entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Joshua Lefkowitz Secretary

Enclosures